Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On March 10, 2025, a trust of which William S. Fisher has sole voting power gifted 524,779 shares.

On March 10, 2025, FCH TBMS LLC, a Delaware limited liability company, of which William S. Fisher is sole manager and a member, effected a pro rata distribution of 27,000,000 shares for no consideration. William S. Fisher continues to have sole dispositive and voting power over these shares following the distribution.

On March 11, 2025, a trust of which William S. Fisher is a trustee received a gift of 875 shares.

On March 11, 2025, the spouse of William S. Fisher received a gift of 875 shares.

On March 11, 2025, trusts of which William S. Fisher is a co-trustee gifted 21,875 shares.